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                             January 18, 2022

       Kevin Krieger
       Secretary
       FTAI Infrastructure LLC
       c/o Fortress Investment Group LLC
       1345 Avenue of the Americas, 45th Floor
       New York, NY 10105

                                                        Re: FTAI Infrastructure
LLC
                                                            Draft Registration
Statement on Form 10
                                                            Submitted December
20, 2021
                                                            CIK No. 0001899883

       Dear Mr. Krieger:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement Submitted December 20, 2021

       General

   1. Please revise the forepart and main sections to address any material changes in shareholder rights.
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FirstName  LastNameKevin
FTAI Infrastructure LLC Krieger
Comapany
January 18,NameFTAI
            2022      Infrastructure LLC
January
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Summary
Our Strengths, page 2

2. Please revise to ensure that the information you include in your summary is balanced. To the extent that you cite competitive strengths in your summary, please revise as necessary to provide balanced information, such as the indebtedness to be incurred in connection with the spin-off and any benefits that will be lost following the spin-off.
Organizational Structure, page 5

3. For clarity and context, please include a graphic depiction and brief accompanying narrative of the corporate structure after the separation that includes the roles and ownership of FIG LLC, Fortress Investment Group LLC and the Fortress entities.
Reasons for the Spin-off, page 6

4. Please briefly describe any material negative factors that the board considered when determining whether to engage in the spin-off transaction or advise. Risk Factors
Risks Related to Our Business
The COVID-19 pandemic has severely disrupted the global economy...., page 18

5. In light of the time that has passed since the initial outbreak of the novel COVID-
         19 pandemic in December 2019, please revise this risk factor to specifically discuss the impact that the COVID-19 pandemic has had on your business to date, rather than presenting such risks as hypothetical. In this regard, please revise to clarify that COVID-
         19 has impacted you in 2020 and 2021 and disclose any material effects of COVID-19 on your business, financial condition and results of operations. For instance, we note your disclosure elsewhere in the filing indicating that the pandemic negatively affected refining volumes in 2020 and 2021 and that you have seen the impact starting to normalize and that you expect refining volumes to return to normal by 2022. Please quantify the impact on your revenues and any COVID-related costs incurred. Also, discuss what management expects the pandemic's future impact will be, how management is responding to evolving events, and how it is planning for COVID-19-related uncertainties. Please make
         conforming changes to your Management   s Discussion and Analysis of
Financial
         Condition and Results of Operations section. For guidance, consider the Division of
         Corporation Finance's Disclosure Guidance: Topic Nos. 9 and 9A, available on our public website.
Our Spin-Off from FTAI, page 41

6. We note your disclosure throughout that the terms of your key agreements and the agreements related to your separation from FTAI, including the Separation and
         Distribution Agreement and the Management Agreement, may not reflect terms that
 Kevin Krieger
FirstName  LastNameKevin
FTAI Infrastructure LLC Krieger
Comapany
January 18,NameFTAI
            2022      Infrastructure LLC
January
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         would have resulted from arm   s-length negotiations among
unaffiliated third-
         parties. Please revise to add a new, subsection disclosing the background of the spin-
         off to explain how it was decided to explore the separation of the infrastructure business into a newly-created and separately-traded public company. Include disclosures related to how the material terms of the spin-off were determined, including, but not limited to:
         the ancillary agreements, the merger, internal reorganization and the New Financing.
7. Disclose whether the board of directors considered alternatives to the spin-off transaction and, if so, why those alternatives were rejected.
Conditions to the Distribution, page 45

8. Please refer to the disclosure on page 100 that "the Separation and Distribution Agreement will provide that the distribution is subject to several conditions that must be satisfied or waived by FTAI in its sole discretion" and revise the disclosure on page 45 and in the
         Summary to disclose the conditions that FTAI may waive in its sole discretion and discuss any material consequences to stockholders if FTAI waives any conditions and proceeds with the spin-off.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Comparison of the years ended December 31, 2020 and 2019, page 63

9. We note that total revenues decreased primarily from a decrease in crude marketing revenue of $157.9 million due to Jefferson Terminal exiting the crude marketing strategy in the fourth quarter of 2019. Please revise to provide a more substantive discussion on this change and how it impacted results.
Management, page 89

10. Upon the completion of the charts in this section, please include identify the members of your board and management who will also hold positions at FTAI. Executive Officer Compensation, page 91

11. Please update the executive compensation section to include information for the fiscal year ended December 31, 2021.
Description of our Capital Stock
Forum Selection Clause, page 105

12. We note that your bylaws contain a forum selection provision that identifies the Court of
         Chancery of the State of Delaware as the exclusive forum for certain litigation, including any "derivative action." Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that
Section 27 of the
         Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any
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FTAI Infrastructure LLC
January 18, 2022
Page 4
         duty or liability created by the Exchange Act or the rules and regulations thereunder, and
         Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your registration statement to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act. Finally, please be certain your risk factor disclosure includes the risks that your exclusive forum provision may result in increased costs for investors to bring a claim and that the provision can discourage claims or limit investors' ability to bring a claim in a judicial forum that they find favorable.
Note 2. Summary of Significant Accounting Policies
Variable Interest Entities, page F-11

13. Please tell us your consideration of disclosing how your involvement with Delaware River
         Partners LLC affects your financial performance and cash flows. Refer to ASC 810-10-
         50-2AA-d.
Revenues, page F-14

14. For your various revenue streams recognized over time, please revise to clarify your methods used to measure progress and why the methods reflect a faithful depiction of the transfer of goods or services. Refer to ASC 606-10-50-18.
Note 15. Income Taxes, page F-36

15. We note your disclosure that current and deferred tax assets and liabilities are reported net in other current assets/other assets or other current liabilities/other liabilities. Please tell us your consideration of the guidance in ASC 740-10-45-4.
        You may contact Tony Watson at (202) 551-3318 or Theresa Brillant at
(202) 551-
3307 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Livingston at (202) 551-3448 or Eric Envall at
(202) 551-
3234 with any other questions.



FirstName LastNameKevin Krieger                                  Sincerely,
Comapany NameFTAI Infrastructure LLC
                                                                 Division of
Corporation Finance
January 18, 2022 Page 4                                          Office of
Trade & Services
FirstName LastName